                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                       Learning Tree International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  522015 10 6
        ---------------------------------------------------------------
                                (CUSIP Number)

                      Mary C. Adams, Assistant Secretary
                       Learning Tree International, Inc.
                              6053 Century Blvd.
                          Los Angeles, CA 90045-0028
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 22, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6 9


------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      David C. Collins

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)      [X]

------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      Not Applicable

------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      USA

------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of            1,686,650

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          2,398,320
     Owned by
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             1,686,650

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          2,398,320

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,302,360

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      19.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------------

CUSIP No. 522015 10 6 9


------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Mary C. Adams

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)      [X]

------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      Not Applicable
------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States of America

------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of            217,390

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                          2,398,320
     Owned by
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting             216,390

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power
       With
                          2,398,320

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,302,360

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      19.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------------

Item 1.     Security and Issuer.
------      -------------------

            This statement relates to the common stock, $.0001 par value (the "Common Stock") of Learning Tree International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6053 West Century Boulevard, Los Angeles, California 90045.

Item 2.     Identity and Background.
------      -----------------------

            This statement is being filed David C. Collins and Mary C. Adams, husband and wife, whose address is 2814 Motor Avenue, Los Angeles, California 90064. Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company. Ms. Adams is the Company's Vice President - Administration and Investor Relations and Assistant Secretary. During the past five years, neither Dr. Collins nor Ms. Adams has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Dr. Collins and Ms. Adams is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
------      -------------------------------------------------

            Not Applicable.

Item 4.     Purpose of Transaction.
------      ----------------------

            On September 22, 2000, Dr. Collins sold 1,470,000 shares of Common Stock to certain institutional investors for an aggregate purchase price of $69,090,000. As part of the same transaction, The Collins Charitable Remainder Unitrust sold 5,000 shares and The Collins Family Foundation sold 25,000 shares for an aggregate consideration of $235,000 and $1,175,000 respectively. The purpose of the sale was to diversify the sellers' investments.

Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

            A. According to the Company's Form 10-Q for the quarterly period ending June 30, 2000, the number of shares of the Company's Common Stock outstanding as of August 9, 2000, was 21,914,022. Dr. Collins and Ms. Adams each beneficially own 4,302,360 shares of Common Stock (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934), which represent approximately 19.6% of the Company's outstanding Common Stock. Dr. Collins' and Ms. Adams' beneficial ownership is set forth below:

--------------------------------------------------------------------------------------------------------------------------
Capacity                                                                David C. Collins             Mary C. Adams
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
As separate property                                                       1,686,650                      217,390
--------------------------------------------------------------------------------------------------------------------------
By attribution of shares and options constituting the separate               216,390                    1,686,650
property of spouse (1)
--------------------------------------------------------------------------------------------------------------------------
As director of The Collins Family Foundation (2)                             198,320                      198,320
--------------------------------------------------------------------------------------------------------------------------
As general partner of DCMA Holdings, L.P.                                   2,200,00                    2,200,000
--------------------------------------------------------------------------------------------------------------------------

Total                                                                      4,302,360                    4,302,360
--------------------------------------------------------------------------------------------------------------------------

(1) Each of Dr. Collins and Ms. Adams disclaims beneficial ownership of the shares held as the separate property of his or her spouse.

(2) Each of Dr. Collins and Ms. Adams disclaims beneficial ownership of these shares.

          B. Dr. Collins has sole voting and dispositive power with respect to the 1,686,650 shares owned as his separate property. He has shared voting and dispositive power with respect to the 2,398,320 shares owned by DCMA and The Collins Charitable Remainder Unitrust. Ms Adams has sole voting and dispositive power with respect to the 217,390 shares owned as her separate property. She has shared voting and dispositive power with respect to the 2,398,320 shares owned by DCMA and the Collins Charitable Remainder Unitrust.

----------------------------------------------------------------------------------------
                                              David C. Collins         Mary C. Adams

----------------------------------------------------------------------------------------
Sole Voting and Dispositive Power                 1,686,650                217,390
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Shared Voting and Dispositive Power               2,398,320              2,398,320
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


            C. Other than as described in Item 4, during the past sixty (60) days, neither Dr. Collins nor Ms. Adams has effected any transaction in the Company's Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            Dr. Collins is a party to a Stockholders' Agreement, dated as of October 1, 1995, with Eric R. Garen, President and a director of the Company. The Stockholders' Agreement provides that (i) with respect to any transfer of shares of Common Stock by a party, the non-transferring stockholder shall have a right of first refusal if such transfer is not made to certain affiliates or pursuant to either an underwritten public offering or Rule 144 of the Securities Act (a "restricted transfer"), and (ii) no restricted transfer to any person or group involving more than 5% of the then outstanding Common Stock may be effected without the prior consent of the non-transferring stockholder.

     The sale of Common Stock described in Item 4 was pursuant to a Stock Purchase Agreement dated September 22, 2000. In addition, and pursuant to the terms of the Stock Purchase Agreement, Dr. Collins has entered into a Reimbursement and Indemnity Agreement, pursuant to which Dr. Collins and the other selling stockholders agreed to reimburse the Company for any costs incurred in connection with the transaction described in Item 4, and for any third party claim against the Company arising from the transaction.

Item 7.     Materials to be Filed as Exhibits.
------      ---------------------------------

            99(a)   Form of Stock Purchase Agreement

            99(b)   Reimbursement and Indemnification Agreement

                                   SIGNATURE

            After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2000

                                             /s/ David C. Collins
                                             --------------------
                                             David C. Collins



                                             /s/ Mary C. Adams
                                             -----------------
                                             Mary C. Adams



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)